SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                     For the month of May, 2003

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





                 RYANAIR TO GIVE AWAY 1000 FREE SEATS FOR EVERY

                          EUR1 MILLION LOST BY EASYJET!

Ryanair, Europe's No.1 low fares airline, today (6th May 03) announced it will give away 1000 FREE SEATS for every EUR1 Million Easyjet lose when they announce their half-year results tomorrow (Wednesday 7th May 03).

Announcing details, Ryanair's Head of Communications, Paul Fitzsimmons said:

"Tomorrow, Easyjet is expected to join the ranks of the other high fare, loss-making airlines. So whether they lose EUR 50 Million, EUR60 Million or EUR70+ Million, their loss will be the public's gain, as Ryanair will match each EUR1 Million loss with 1000 FREE SEATS (just pay the taxes)!

Easyjet can't match Ryanair's low fares, can't match Ryanair's No. 1 punctuality record and just like the rest of the high-fare airlines, they can't make money either."

This offer is available for tomorrow only(WEDNESDAY 7TH MAY 2003) at Europe's biggest travel website: www.ryanair.com

APPPLICABLE ROUTES:

From LONDON-STANSTED to:
-------------------------------------
     -----------  ------------------------
     Austria      Friedrichshaven
     -----------  ------------------------

     Belgium      Brussels-Charleroi

                  Ostend-Bruges
     -----------  ------------------------

     England      Blackpool
     -----------  ------------------------

     France       Clermont-Ferrand

                  Reims

                  Rodez

                  Strasbourg
     -----------  ------------------------

     Germany      Dusseldorf-Neiderrhein

                  Frankfurt-Hahn

                  Leipzig-Altenburg

                  Hamburg
     -----------  ------------------------

     Holland      Maastricht
     -----------  ------------------------

     Norway       Oslo-Torp
     -----------  Haugesund
                  ------------------------

From LONDON-LUTON to:
-------------------------------------
     -----------  ------------------------
     Italy        Milan-Bergamo
     -----------  ------------------------

                AND MORE ROUTES IF THEY LOSE MORE THAN EXPECTED!

Booking period:  WEDNESDAY 7TH MAY 03 ONLY - 9AM-MIDNIGHT

Travel Period: 14 MAY - 05 JUNE 03

ENDS   6th May 2003

Paul Fitzsimmons - Ryanair

Tel: + 353 1 812 1228

Pauline McAlester - Murray Consultants

Tel: + 353 1 4980300




END

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  06 May, 2003

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director